9/3/14

14041514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
SEP 02 2014
WASH., D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Champion Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 E. Sonterra Blvd., Suite 215
(No. and Street)

San Antonio (City) Texas (State) 78258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C.David Gartley 210-490-1482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

2702 N. Loop 1604 E., Suite 202 (Address) San Antonio (City) Texas (State) 78232 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/2/14

OATH OR AFFIRMATION

I, C. David Gartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Champion Group, Inc., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA L. WHITE
MY COMMISSION EXPIRES
April 24, 2016

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CHAMPION GROUP, INC.

Financial Statements
June 30, 2014

THE CHAMPION GROUP, INC.

Financial Statements
June 30, 2014

TABLE OF CONTENTS

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Champion Group, Inc.
San Antonio, Texas

We have audited the accompanying financial statements of The Champion Group, Inc. (the Company), which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements and the Disclosure of Information related to the Possession or Control Requirements Under Rule 15c3-3, and Reconciliation of Computation of Net Capital Under Rule 15c3-1 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining

whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Davidson Butler

San Antonio, Texas
August 28, 2014

THE CHAMPION GROUP, INC.

Statement of Financial Condition
June 30, 2014

ASSETS		
Current Assets:		
Cash	$	119,617
Accounts Receivable - Commissions		36,687
Accounts Receivable - Employees		7,250
Prepaid Expenses		30,705
Total Current Assets		194,259
Fixed Assets:		
Office Equipment		59,548
Furniture & Fixtures		10,723
Leasehold Improvements		890
Total Fixed Assets		71,161
Accumulated Depreciation		66,754
		4,407
Other Assets:		
Investments		11,656
TOTAL ASSETS	$	210,322
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable - Trade	$	14,809
Accrued Liabilities		26,431
Commissions Payable		20,725
Income Tax Payable		3,624
Total Current Liabilities		65,589
Long-Term Liabilities:		
Deferred Tax Liability		537
Total Liabilities		66,126
Stockholders' Equity:		
Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 350,000 Issued and Outstanding		3,500
Additional Paid-In Capital		111,500
Other Comprehensive Income		3,486
Retained Earnings		25,710
Total Stockholders' Equity		144,196
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	210,322

THE CHAMPION GROUP, INC.

Statement of Income
Year Ended June 30, 2014

Revenues	
Commission Income	$ 2,886,557
Interest Income	34
	2,886,591
Expenses	
Advertising	1,503
Business Promotion	53,407
Commissions	2,174,376
Contract Labor	11,370
Depreciation	4,013
Dues and Subscriptions	3,393
Other Taxes	4,960
Insurance - Medical	80,792
Insurance - Liability	13,073
Licenses and Examination Fees	38,359
Office	46,752
Payroll Taxes	134,749
Postage and Shipping	1,080
Professional Fees	107,277
Salaries	170,446
Storage and Equipment Rental	2,563
Training and Education	3,650
Travel and Entertainment	18,024
Other Expenses	1,419
	2,871,206
Income (Loss) Before Provision for Income Taxes	15,385
Benefit (Provision) for Income Taxes	
Current	(3,624)
Deferred	(3,277)
Total Income Tax Benefit (Provision)	(6,901)
Net Income (Loss)	$ 8,484

THE CHAMPION GROUP, INC.

Statement of Changes in Stockholders' Equity
Year Ended June 30, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance - June 30, 2013	$ 3,500	$ 111,500	$ 17,226	$ 1,737	$ 133,963
Net Income (Loss)	-	-	8,484	-	8,484
Unrealized Gain (Loss) on Investments	-	-	-	1,749	1,749
Balance - June 30, 2014	$ 3,500	$ 111,500	$ 25,710	$ 3,486	$ 144,196

THE CHAMPION GROUP, INC.

Statement of Cash Flows
Year Ended June 30, 2014

Cash Flows from Operating Activities		
Net Income (Loss)	$	8,484
Adjustments to Reconcile Net Income to Cash Provided (Used) by Operating Activities		
Depreciation		4,013
(Increase) Decrease in:		
Accounts Receivable - Commission		(30,401)
Accounts Receivable - Employees		(2,635)
Accounts Receivable - Taxes		6,561
Prepaid Expenses		3,704
Security Deposits		6,857
Deferred Tax Asset		2,736
Increase (Decrease) in:		
Accounts Payable		(4,208)
Accrued Liablities		14,433
Commissions Payable		17,242
Income Tax Payable		3,624
Deferred Tax Liability		537
Net Cash Provided by Operating Activities		30,947
Net Increase (Decrease) in Cash		30,947
Cash Balance - June 30, 2013		88,670
Cash Balance - June 30, 2014	$	119,617

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2014

Note A – Organization and Summary of Significant Accounting Policies

The Champion Group, Inc. (the Company) was incorporated under the laws of the State of Delaware on October 7, 1988, to engage in the broker/dealership of direct participation programs. The Company is also registered to sell mutual funds on a commission basis.

The following is a summary of significant accounting policies of the Company. These accounting policies conform to U.S. generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Use of Estimates

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the year ended June 30, 2014 was $4,013.

Commission Income

The Company recognizes commission income when earned under the terms of the offering memorandums for the programs sold. Under these terms, commissions are earned when available for distribution from escrow or upon the completion of significant events as specified in the offering memorandum.

Commissions Receivable/Payable

Commissions receivable are related to commissions earned by the Company that have not been received. In addition, there are commissions paid to the broker which are accrued as commissions payable. As of June 30, 2014, the Company had commissions receivable and commissions payable of $36,687 and $20,725, respectively.

Note A – Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

Advertising Costs

Advertising costs are expensed as incurred and were $1,503 during the year.

Investments

Investments represent equity securities in publicly traded domestic companies. The investments are held as available for sale by the Company and are recorded at fair value at June 30, 2014.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note B – Related Party Transactions

The Company operates under an arrangement with Venture Exploration Corp. d/b/a Combined Resources Group ("Combined") to provide marketing services for oil and gas ventures that Combined has developed. The Company and Combined are owned by the same individuals. As part of the arrangement with Combined, the Company is provided with office facilities and long distance telephone service at no charge. During the year ended June 30, 2014, the Company received commissions totaling $2,886,557 from the sale of joint venture interests issued by Combined.

Note C – Federal Income Taxes

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Tax expense (benefit) at statutory rate	$	2,307
Permanent Differences		949
Temporary Differences		368
Net Current Tax Expense (Benefit)	$	3,624

The Company's deferred tax benefit is composed of the following:

Change in tax effect of:

Temporary Differences - Depreciation	$	(3,545)
Temporary Differences - Charitable Contributions		272
	$	(3,273)

The components of the deferred tax liability are as follows:

Temporary Differences - Depreciation	$	(632)
Temporary Differences - Charitable Contributions		95
	$	(537)

Note D – Major Customers

A substantial portion of the investments sold by the Company are developed by Combined (see Note B). During 2014, commissions from the sale of joint venture interests that Combined issued aggregated $2,886,557, or 100% of total commission income.

Note E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2014, the Company had net capital of $84,688, which was $79,688, in excess of its required net capital of $5,000. The Company's net capital ratio was .8231 to 1 (see Schedule I).

Note F – Retirement Plan

The Company established a 401(k) retirement plan in July 2000. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. Company contributions to the plan are discretionary. The Company made no contributions to the plan for the year ended June 30, 2014.

Note G – Subsequent Events

The Company has evaluated subsequent events through August 28, 2014, the date which the financial statements were available to be issued. No such events have occurred subsequent to the balance sheet date and through the date of the Company's evaluation that would require adjustment to, or disclosure in, the financial statements.

THE CHAMPION GROUP, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2014

Net Capital and Computation of Basic Net Capital Requirements

Total Stockholder's Equity	$ 144,196
Plus: Allowable Liability	537
Less: Nonallowable Assets	(58,307)
Net Capital before Haircuts on Securities	86,426
Haircuts on Securities	(1,738)
Net Capital	84,688
Less: Net Assets not Allowable for Net Capital (Greater of 6-2/3% of Aggregate Indebtedness or $5,000)	5,000
Excess Net Capital	$ 79,688

Aggregate Indebtness

Items Included in the Statement of Financial Condition:

Accounts Payable	$ 41,240
Commission Payable	20,725
Tax Liabilities	3,624
Total Aggregate Indebtedness	$ 65,589
Ratio: Aggregate Indebtedness to Net Capital	.8231 to 1

THE CHAMPION GROUP, INC.

Schedule II – Other Reporting Requirements
June 30, 2014

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. The Company does not hold customer securities or have customer accounts and qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) Amended FOCUS Report	$ 84,688
Difference - Year-end Audit Adjustments	-
Net Capital per Schedule I	$ 84,688

The reconciliation of the computation of net capital did not differ from the net capital calculated in Schedule I.

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Champion Group, Inc.
San Antonio, Texas

We have reviewed management's statements, included in the accompanying financial statements on page 14, in which (1) The Champion Group, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Darilek Butler

San Antonio, Texas

August 28, 2014

THE CHAMPION GROUP, INC.

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)
For the Quarter Ended
June 30, 2014

THE CHAMPION GROUP, INC.

Independent Accountant's Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)
For the Quarter Ended June 30, 2014

TABLE OF CONTENTS

Page

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by The Champion Group, Inc. (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of those procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Check #6916 dated 2/20/2014 – QuickBooks] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [QuickBooks Profit & Loss Schedule and excerpts from QuickBooks general ledger for the period from July 2013 through June 2014] noting no differences;

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [QuickBooks Profit & Loss Schedule and excerpts from QuickBooks general ledger] supporting the adjustments noted no differences; and

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7) (CONTINUED)

We were not engaged to, and did not conduct and examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

San Antonio, Texas
August 28, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040417 FINRA JUN
THE CHAMPION GROUP INC
401 E SONTERRA BLVD STE 215
SAN ANTONIO TX 78258-4314

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
C David Gartley 210-490-1482

2. A. General Assessment (item 2e from page 2) $ 1,781

B. Less payment made with SIPC-6 filed (exclude interest) (916)
1/31/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 865

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum ___

F. Total assessment balance and interest due (or overpayment carried forward) $ 865

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 865

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Champion Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of August, 20 14.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2013 and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,888,341
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	1,062
Total additions	2,889,403
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,174,377
(4) Reimbursements for postage in connection with proxy solicitation	
(5) Net gain from securities in investment accounts.	2,811
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C): _______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_______	
Enter the greater of line (i) or (ii)	
Total deductions	2,177,188
2d. SIPC Net Operating Revenues	$ 712,215
2e. General Assessment @ .0025	$ 1,781 (to page 1, line 2.A.)